

December 5, 2013

<u>Via E-mail</u>
Bryan Hammond
Chief Executive Officer
Explore Anywhere Holding Corp.
1 Tara Boulevard, Suite 200
Nashua, NH 03062

> **Re: Explore Anywhere Holding Corp.**
> **Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A**
> **Filed July 25, 2013**
> **File No. 001-33933**

Dear Mr. Hammond:

We issued comments to you on the above captioned filing on August 7, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by **December 19, 2013**.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Era Anagnosti, Staff Attorney at (202) 551-3369 if you have any questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc: <u>Via E-mail</u>
Harold Gewerter, Esq.
Justin Frere